Filed Pursuant to Rule 424(b)(3)
Registration No. 333-284873

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated April 1, 2025)

Up to 2,377,030 Ordinary Shares

This Prospectus Supplement No. 1 updates, amends, and supplements the prospectus dated April 1, 2025 (as amended and supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-284873). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

New Silexion’s ordinary shares and warrants are listed on The Nasdaq Stock Market LLC under the symbols “SLXN” and “SLXNW,” respectively. On August 11, 2025, the last reported sales price of the ordinary shares was $7.60 per share, and on August 11, 2025, the last reported sales price of the warrants was $0.0263 per warrant.

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure and reporting obligations. See “Prospectus Summary - Implications of Being a Smaller Reporting Company and Emerging Growth Company” in the Prospectus for additional information.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 12, 2025.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 001-42253

SILEXION THERAPEUTICS CORP
(Exact name of registrant as specified in its charter)

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12 Abba Hillel Road Ramat-Gan, Israel 5250606
(Address of Principal Executive Offices, including zip code)

+972-3-756-4999
(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0135 per share	SLXN	The Nasdaq Stock Market LLC
Warrants exercisable for ordinary shares at an exercise price of $1,552.50 per share	SLXNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

As of August 7, 2025, 731,642 ordinary shares, par value $0.0135 per share, of the registrant were issued and outstanding.

SILEXION THERAPEUTICS CORP
QUARTERLY REPORT ON FORM 10-Q

i

CERTAIN TERMS

Unless otherwise stated in this Quarterly Report on Form 10-Q (this “Quarterly Report” or “Form 10-Q”), references to:

●
“we”, “us”, “our”, “the company”, “the Company”, “our company”, “the combined company”, “New Silexion”, or the “registrant” are to Silexion Therapeutics Corp (formerly known as Biomotion Sciences), a Cayman Islands exempted company, which is filing this Quarterly Report;

●
“A&R Sponsor Promissory Note” are to the convertible promissory note in a principal amount of $3,433,000 that our company issued to the Moringa sponsor at the Closing, in amendment and restatement of all promissory notes previously issued by Moringa to the sponsor for funds borrowed by Moringa from the sponsor between the initial public offering and the Closing of the Business Combination;

●
“Business Combination” are to the business combination transactions completed pursuant to the Business Combination Agreement, whereby, among other things: (i) Merger Sub 2 merged with and into Moringa, with Moringa continuing as the surviving company and a wholly-owned subsidiary of New Silexion; (ii) Merger Sub 1 merged with and into Silexion, with Silexion continuing as the surviving company and a wholly-owned subsidiary of New Silexion; (iii) the security holders of each of Moringa and Silexion exchanged their securities for securities of New Silexion at alternate, set exchange rates; (iv) the ordinary shares, warrants and units of Moringa were delisted from the Nasdaq Capital Market and deregistered under the Exchange Act; and (v) the ordinary shares and warrants of New Silexion issued in the Business Combination commenced trading on the Nasdaq Global Market;

●
“Business Combination Agreement” are to the Amended and Restated Business Combination Agreement, dated April 3, 2024, by and among Moringa, New Silexion, August M.S. Ltd. (an Israeli company and a wholly owned subsidiary of New Silexion) (“Merger Sub 1”), Moringa Acquisition Merger Sub Corp (a Cayman Islands exempted company and a wholly owned subsidiary of New Silexion) (“Merger Sub 2”) and Silexion;

●	“Closing” are to the closing of the Business Combination, which occurred on August 15, 2024;

●	“Companies Law” are to the Companies Law (2021 Revision) of the Cayman Islands, as the same may be amended from time to time;

●	“EarlyBird” or “EBC” are to EarlyBirdCapital, Inc., the representative of the underwriters of Moringa’s initial public offering;
●
“ELOC Agreement” or “White Lion Purchase Agreement” are to the Ordinary Share Purchase Agreement, dated August 13, 2024 and effective as of August 15, 2024, as amended as of January 14, 2025, by and between our company and White Lion Capital, LLC, which agreement established an equity line of credit (the “ELOC”) for our company;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	“initial public offering” or “IPO” are to Moringa’s initial public offering of its Class A ordinary shares and warrants, which was consummated in two closings, on February 19, 2021 and March 3, 2021;

●	“Marketing Agreement” are to the Business Combination Marketing Agreement, dated February 16, 2021, entered into by Moringa with EarlyBird in connection with the IPO;

●
“Moringa” are to Moringa Acquisition Corp, a Cayman Islands exempted company, which was formerly a special purpose acquisition company, and, after the Business Combination, is an inactive, wholly-owned subsidiary of New Silexion;

●
“Moringa sponsor” or “sponsor” are to Moringa Sponsor, LP, a Cayman Islands exempted limited partnership, which served as the sponsor of Moringa, and include, where applicable, its affiliates (including Moringa’s initial shareholder, Moringa Sponsor US L.P., a Delaware limited partnership, which is a wholly-owned subsidiary of Moringa sponsor, and Greenstar, L.P., a Cayman Islands exempted limited partnership which has the same general partner as Moringa Sponsor, LP);

●	“ordinary shares” are to our ordinary shares, par value $0.0135 per share;

●
“private warrants” are to the 1,408 warrants, in the aggregate, issued to the Moringa sponsor and EarlyBirdCapital pursuant to the Business Combination in exchange, on a one-for-one basis, for Moringa warrants sold to them in private placements simultaneously with the closings of the initial public offering;

●
“public warrants” are to our 42,592 warrants that we issued pursuant to the Business Combination to holders of, and in a one-for-one exchange for, Moringa’s public warrants that were initially issued and sold in Moringa’s initial public offering;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

●	“Silexion” are to Silexion Therapeutics Ltd., an Israeli company, which following the Business Combination is a wholly-owned subsidiary of New Silexion;

●
“trust account” are to the U.S.-based trust account that was maintained by Continental Stock Transfer & Trust Company acting as trustee, into which the proceeds from Moringa’s initial public offering and concurrent private placement were deposited, which proceeds were reduced due to redemptions of publicly-held Moringa Class A ordinary shares prior to the Business Combination and the remaining funds of which (after payment of fees owed to EarlyBird and other service providers of Moringa for services provided prior to the Closing) were transferred to the Company upon the Closing of the Business Combination;

●
“warrants” are to our warrants to purchase ordinary shares, consisting of (i) public warrants and private warrants issued pursuant to the Business Combination in exchange for warrants of Moringa, as well as (ii) warrants that we have issued and sold in public offering(s) and/or private placements subsequent to the Closing of the Business Combination;

●	“2024 Annual Report” refer to our annual report on Form 10-K for the year ended December 31, 2024, which we filed with the SEC on March 18, 2025; and
●	“$,” “US$” and “U.S. dollar” each refer to the United States dollar.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements other than statements of historical fact included in this Quarterly Report, including statements in “Part 1, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Forward-looking statements in this Quarterly Report may include, for example, statements about:

•	our ability to maintain the listing of our ordinary shares and warrants on Nasdaq;

•	our current and planned pre-clinical and clinical studies and trials involving our product candidates;

•	our future performance, including our projected timeline for regulatory approvals of our product candidates;

•	our market opportunity;

•	our strategy, future operations, financial position, projected costs, prospects and plans;

•	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our ability to retain or recruit officers, key employees and directors;

•	the impact of the regulatory environment and complexities with compliance related to such environment;

•	expectations regarding future partnerships or other relationships with third parties; and

•	our future capital requirements and sources and uses of cash, including our ability to obtain additional capital in the future.

The forward-looking statements contained in this Quarterly Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including:

•	we are a development-stage company and have a limited operating history on which to assess our business;

•	we have never generated any revenue from product sales and may never be profitable;

•	we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all, and which will cause dilution to our shareholders;

•	the approach we are taking to discover and develop novel RNAi therapeutics is unproven for oncology and may never lead to marketable products;

•
we do not have experience producing our product candidates at commercial levels, currently have no marketing and sales organization, have an uncertain market receptiveness to our product candidates, and are uncertain as to whether there will be insurance coverage and reimbursement for our potential products;

•	we may be unable to attract, develop and/or retain our key personnel or additional employees required for our development and future success;

•
we may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of our ordinary shares, including: (a) up to approximately $11.9 million of remaining ordinary shares issuable under the ELOC Agreement; (b) up to 44,000 ordinary shares, in the aggregate, underlying outstanding public warrants and private warrants (as of June 30, 2025); (c) $3,433,000 of ordinary shares underlying the A&R Sponsor Promissory Note; (d) up to 33,661 ordinary shares underlying remaining outstanding ordinary warrants and up to 17,284 ordinary shares underlying placement agent warrants, all of which warrants were issued in our January 2025 public offering facilitated by H.C. Wainwright as placement agent; (e) up to 18,464 ordinary shares and 304,212 ordinary shares issuable under remaining outstanding, and newly issued, investor warrants, respectively, and up to 10,368 ordinary shares and 10,647 ordinary shares underlying placement agent warrants, respectively, which were issued in warrant exercise inducement transactions facilitated by H.C. Wainwright in late January 2025 and early August 2025, respectively; and

•	those additional factors described in “Part I, Item 1A. Risk Factors” of the 2024 Annual Report.

For further information regarding those important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to “Part I, Item 1.A Risk Factors” of the 2024 Annual Report. Our securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.report. Except as expressly required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Explanatory Note

From its formation on April 2, 2024 until the Closing of the Business Combination on August 15, 2024, New Silexion had no operations and had been formed for the sole purpose of entering into the Business Combination and serving as the publicly-traded registrant resulting from the Business Combination. Consequently, the financial condition and results of operations presented in this Quarterly Report (including in the unaudited condensed consolidated statements that are part of this report) for the fiscal quarter and six months ended June 30, 2024, which are used for comparative purposes to the fiscal quarter and six months ended June 30, 2025, are those of Silexion (i.e., our subsidiary, Silexion Therapeutics Ltd.), which served as the accounting acquirer in the Business Combination and the predecessor entity to the Company from an accounting perspective.

SILEXION THERAPEUTICS CORP
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2025

SILEXION THERAPEUTICS CORP
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2025
(Unaudited)

_____________________

_____________________________________

_____________________

SILEXION THERAPEUTICS CORP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$3,466	$1,187
Restricted cash	25	35
Prepaid expenses	1,683	966
Other current assets	63	62
TOTAL CURRENT ASSETS	5,237	2,250

NON-CURRENT ASSETS:
Restricted cash	53	48
Long-term deposit	5	5
Property and equipment, net	30	30
Operating lease right-of-use asset	472	530
TOTAL NON-CURRENT ASSETS	560	613
TOTAL ASSETS	$5,797	$2,863

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILEXION THERAPEUTICS CORP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Liabilities and shareholders’ equity (capital deficiency)
CURRENT LIABILITIES:
Trade payables	$692	$929
Current maturities of operating lease liability	171	158
Employee related obligations	628	642
Accrued expenses and other account payable	659	788
Private warrants to purchase ordinary shares (including $* and $1 due to related party, as of June 30, 2025 and December 31, 2024, respectively)	*	2
Underwriters Promissory Note	-	1,004
TOTAL CURRENT LIABILITIES	2,150	3,523

NON-CURRENT LIABILITIES:
Long-term operating lease liability	337	368
Related Party Promissory Note	3,190	2,961
TOTAL NON-CURRENT LIABILITIES	$3,527	$3,329
TOTAL LIABILITIES	$5,677	$6,852

SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY): Ordinary shares ($0.0135 par value per share, 1,481,482 shares authorized as of June 30, 2025 and December 31, 2024; 579,536 and 123,290** shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	8	2
Additional paid-in capital	47,604	39,263
Accumulated deficit	(47,492)	(43,254)
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	$120	$(3,989)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	$5,797	$2,863

All share amounts have been retroactively adjusted to reflect a 1-for-15 reverse share split as discussed in Note 11(b)

* Represents an amount less than $1

** Net of 28 treasury shares held by the Company as of December 31, 2024

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILEXION THERAPEUTICS CORP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands		U.S. dollars in thousands
OPERATING EXPENSES:
Research and development (including $0 and $34 from related party for the six months period ended June 30, 2025 and 2024, respectively, and including $0 and $17 from related party for the three months period ended June 30, 2025 and 2024, respectively)	$1,608	$1,727	$1,018	$766
General and administrative (including $58 and $24 from related party for the six months period ended June 30, 2025 and 2024, respectively, and including $37 and $12 from related party for the three months period ended June 30, 2025 and 2024, respectively)	2,326	908	1,266	619
TOTAL OPERATING EXPENSES	3,934	2,635	2,284	1,385
OPERATING LOSS	3,934	2,635	2,284	1,385
Financial expenses, net (including $229 and $135 from related party for the six months period ended June 30, 2025 and 2024, respectively, and including $197 and $60 from related party for the three months period ended June 30, 2025 and 2024, respectively)	301	270	216	102
LOSS BEFORE INCOME TAX	$4,235	$2,905	$2,500	$1,487
INCOME TAX	3	7	3	2
NET LOSS	$4,238	$2,912	$2,503	$1,489

Attributable to:
Equity holders of the Company	4,238	2,845	2,503	1,472
Non-controlling interests	-	67	-	17
	$4,238	$2,912	$2,503	$1,489

LOSS PER SHARE, BASIC AND DILUTED	$8.21	$381.09	$4.32	$197.80

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	516,110	7,466	579,523	7,442

All share amounts have been retroactively adjusted to reflect a 1-for-9 and a 1-for-15 reverse share splits as discussed in Note 1(g) and 11(b)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILEXION THERAPEUTICS CORP
UNAUDITED CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares											Ordinary shares			Additional paid-in Capital	Accumulated deficit	Total shareholders’ equity (capital deficiency)	Total redeemable convertible preferred shares and contingently redeemable non-controlling interests, net of shareholders’ equity (capital deficiency)
	Series A preferred shares		Series A-1 preferred shares		Series A-2 preferred shares		Series A-3 preferred shares		Series A-4 preferred shares		Contingently redeemable non-controlling interests
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Shares		Amount
BALANCE AT JANUARY 1, 2024	2,875	$7,307	676	$2,392	337	$2,264	470	$2,683	161	$411	$3,420	6,516		*	$11,335	$(26,811)	$(15,476)	$3,001
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2024 (unaudited):
Exercise of options												919	**	*	*		*	*
Share-based compensation															64		64	64
Net loss											(67)					(2,845)	(2,845)	(2,912)
BALANCE AS OF JUNE 30, 2024	2,875	$7,307	676	$2,392	337	$2,264	470	$2,683	161	$411	$3,353	7,435		*	$11,399	$(29,656)	$(18,257)	$153

BALANCE AT JANUARY 1, 2025	-	-	-	-	-	-	-	-	-	-	-	123,248	***	$2	$39,263	$(43,254)	$(3,989)	$(3,989)
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2025 (unaudited):
Issuance of ordinary shares and warrants upon public offering, net of issuance costs and exercise of pre-funded warrants to ordinary shares (see Note 4(a))												246,914		3	4,252		4,255	4,255
Exercise of warrants (see Note 4(a))												42,683		3	863		864	864
Issuance of ordinary shares and warrants upon warrants inducement, net of issuance costs (see Note 4(b))												148,102		2	2,812		2,814	2,814
Share-based compensation												28		*	58		58	58
Conversion of EarlyBird Promissory Note (see Note 5)												18,519		*	356		356	356
Net loss																(4,238)	(4,238)	(4,238)
BALANCE AS OF JUNE 30, 2025	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	579,536		$8	$47,604	$(47,492)	$120	$120

All share amounts have been retroactively adjusted to reflect a 1-for-9 and a 1-for-15 reverse share splits as discussed in Note 1(g) and 11(b)
* Represents an amount less than $1
** Represents fully vested pre-funded options for the Company’s ordinary shares at an exercise price of $0.339 or 0.339 NIS per share
*** Net of 28 treasury shares held by the Company as of December 31, 2024

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILEXION THERAPEUTICS CORP
UNAUDITED CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares											Ordinary shares			Additional paid-in Capital	Accumulated deficit	Total shareholders’ equity (capital deficiency)	Total redeemable convertible preferred shares and contingently redeemable non-controlling interests, net of capital deficiency
	Series A preferred shares		Series A-1 preferred shares		Series A-2 preferred shares		Series A-3 preferred shares		Series A-4 preferred shares		Contingently redeemable non-controlling interests
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Shares		Amount
BALANCE AT MARCH 31, 2024	2,875	$7,307	676	$2,392	337	$2,264	470	$2,683	161	$411	$3,370	7,435		*	$11,367	$(28,184)	$(16,817)	$1,610
CHANGES DURING THE THREE MONTHS PERIOD ENDED JUNE 30, 2024 (unaudited):
Share-based compensation															32		32	32
Net loss											(17)					(1,472)	(1,472)	(1,489)
BALANCE AS OF JUNE 30, 2024	2,875	$7,307	676	$2,392	337	$2,264	470	$2,683	161	$411	$3,353	7,435		*	$11,399	$(29,656)	$(18,257)	$153

BALANCE AT MARCH 31, 2025	-	-	-	-	-	-	-	-	-	-	-	579,508	**	$8	$47,567	$(44,989)	$2,586	$2,586
CHANGES DURING THE THREE MONTHS PERIOD ENDED JUNE 30, 2025 (unaudited):
Share-based compensation												28		*	37		37	37
Net loss																(2,503)	(2,503)	(2,503)
BALANCE AS OF JUNE 30, 2025	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	-,-	579,536		$8	$47,604	(47,492)	120	120

All share amounts have been retroactively adjusted to reflect a 1-for-9 and a 1-for-15 reverse share splits as discussed in Note 1(g) and 11(b)
* Represents an amount less than $1
** Net of 28 treasury shares held by the Company as of March 31, 2025

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILEXION THERAPEUTICS CORP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands		U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,238)	$(2,912)	$(2,503)	$(1,489)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	7	15	3	7
Share-based compensation expenses	58	64	37	32
Non-cash financial expenses	310	219	229	83

Changes in operating assets and liabilities:
Increase in prepaid expenses	(717)	(192)	(205)	(63)
Decrease (increase) in other current assets	(1)	(42)	(5)	2
Increase (decrease) in trade payable	(237)	(38)	(30)	37
Net change in operating lease	1	4	2	2
Increase (decrease) in employee related obligations	(14)	44	4	(3)
Increase (decrease) in accrued expenses and other account payable	(129)	21	(39)	327
Net cash used in operating activities	(4,960)	(2,817)	(2,507)	(1,065)

CASH FLOWS FROM INVESTING ACTIVITIES-
Purchase of property and equipment	(7)	(6)	(1)	-
Net cash used in investing activities	(7)	(6)	(1)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	-	*	-	-
Proceeds from issuance of ordinary shares upon public offering	5,000	-	-	-
Issuance costs related to public offering	(745)	-	(95)	-
Proceeds from exercise of warrants	864	-	-	-
Proceeds from issuance of ordinary shares upon warrants inducement	3,276	-	-	-
Issuance costs related to warrants inducement	(462)	-	(100)	-
Payment of Underwriters Promissory Note	(696)	*	-	-
Net cash provided by (used in) financing activities	7,237	*	(195)	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	2,270	(2,823)	(2,703)	(1,065)
EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	4	(75)	14	(19)
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	1,270	4,645	6,233	2,831
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$3,544	$1,747	$3,544	$1,747

* Represents an amount less than $1

SILEXION THERAPEUTICS CORP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands		U.S. dollars in thousands
Appendix A– RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	3,466	1,697	3,466	1,697
Restricted cash	78	50	78	50
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$3,544	$1,747	$3,544	$1,747

Appendix B - SUPPLEMENTARY INFORMATION:
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of Promissory Note to ordinary shares	$356	$-	$-	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$13	$-	$-	$-
Interest received	$46	$25	$44	$6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands)
NOTE 1  - GENERAL:

a.
Silexion Therapeutics Corp (“New Silexion”) (hereinafter - the “Company” or the “Combined Company”) is an entity that was formed for the purpose of effecting the Transactions (see below), and now serves as a publicly-traded holding company of its subsidiaries — including Moringa Acquisition Corp (“Moringa” or “the SPAC”), a Cayman Islands exempted company and Silexion Therapeutics Ltd. (formerly known as Silenseed Ltd.) (“Silexion”), an Israeli limited company— after the closing of the Transactions (the “Closing”).

b.
From its formation on April 2, 2024 until the consummation of the Transactions on August 15, 2024, the Company had no operations and had been formed for the sole purpose of entering into the Transactions and serving as the publicly-traded company following the Transactions. Silexion, on the other hand, as the accounting acquirer in the Transactions and the predecessor entity to the Company from an accounting perspective, had active operations during earlier periods of time, prior to the Transactions. Consequently, these financial statements reflect the financial information of Silexion (as the predecessor entity to the Company) until August 15, 2024 and the financial information of New Silexion (as the combined company following the Transactions) from that date forward.

c.
On April 3, 2024, Silexion entered into an Amended and Restated Business Combination Agreement (hereinafter, the “A&R BCA”) with the SPAC, New Silexion, August M.S. Ltd. an Israeli company and wholly-owned subsidiary of New Silexion (“Merger Sub 1”), and Moringa Acquisition Merger Sub Corp, a Cayman Islands exempted company and wholly-owned subsidiary of New Silexion (“Merger Sub 2”). Under the A&R BCA, both Silexion and the SPAC were to become wholly-owned subsidiaries of New Silexion, which was to become a publicly-held, Nasdaq-listed entity (the A&R BCA and related transactions: the “Transactions”).

d.
On August 15, 2024, the parties completed the Transactions pursuant to which Merger Sub 2 merged with and into the SPAC, with the SPAC continuing as the surviving company of such merger and a wholly-owned subsidiary of New Silexion (the “SPAC Merger”), and Merger Sub 1 merged with and into Silexion, with Silexion continuing as the surviving company of such merger and a wholly-owned subsidiary of New Silexion (the “Acquisition Merger”).

e.
In connection with the closing of the Transactions, the ordinary shares and warrants of New Silexion are now listed on the Nasdaq Global Market and began trading under the symbols “SLXN” and “SLXNW”, respectively.

f.
In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. As of the date of these condensed consolidated financial statements, the war with Hamas is ongoing and continues to evolve. In response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 12, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. On June 24, 2025, a ceasefire had been reached and as of such date there has been no further escalation of hostilities between Israel and Iran; however, there is no assurance that the ceasefire will be upheld and military activity and hostilities may continue to exist at varying levels of intensity. Any or all of these situations may potentially escalate in the future to more violent events.

The Company’s employees and management personnel are located in Israel, however other core activities including research and development, clinical, regulatory etc. are located outside of Israel. Currently, the Company’s activities in Israel remain largely unaffected. During the six months ended June 30, 2025 and as of December 31, 2024, the impact of this war on the Company’s results of operations and financial condition was immaterial.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 1  - GENERAL (continued):

g.
On November 22, 2024, the Company announced a prospective 1-for-9 reverse share split of all of its issued and outstanding, and authorized but unissued, ordinary shares. The reverse share split resulted in a corresponding increase in the par value of the Company’s ordinary shares, from $0.0001 per share to $0.0009 per share. No fractional shares have been issued as a result of the reverse split, as any fractional share totals to which shareholders become entitled have been rounded up to the nearest whole number of shares. The reverse share split became effective after market close on November 27, 2024, and the Company’s ordinary shares began trading on a reverse split-adjusted basis on the Nasdaq Global Market on November 29, 2024. All references made to ordinary shares, preferred shares and per share amounts (for each of New Silexion, Silexion and Moringa) in these consolidated financial statements, for the periods in 2024 that preceded that reverse share split, unless otherwise indicated, have been retroactively adjusted to reflect the reverse share split.

For the additional, 1-for-15 reverse share split effected after the end of the reporting period, see Note 11(b).

h.	Going concern:

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company (or, for those periods prior to the Transactions, its predecessor, Silexion) has incurred losses of $4,238 and $16,519 for the six-months period ended on June 30, 2025 and for the year ended December 31, 2024, respectively. During the six-month period ended on June 30, 2025, the Company had negative operating cash flows of $4,960.  As of June 30, 2025, the Company had cash and cash equivalents of $3,466.

The Company expects to continue incurring losses, and negative cash flows from operations. Management is in the process of evaluating various financing alternatives, including financing via the ELOC Agreement, as the Company will need to finance future research and development activities, general and administrative expenses and working capital through fund raising. However, there is no assurance that the Company will be successful in obtaining such funding.

Under these circumstances, in accordance with the requirements of ASC 205-40, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the date these financial statements are issued. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES:

a.	Unaudited Condensed Financial Statements

The accompanying condensed financial statements are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial statements and follow the requirements of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal and recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2025, and the consolidated results of operations, statements of changes in redeemable convertible preferred shares and shareholders’ equity  (capital deficiency) and cash flows for the six and three-month period ended June 30, 2025 and 2024.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (continued):

The consolidated results for the six and three-month ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes of the Company as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 10-K filed with the SEC on March 18, 2025. The significant accounting policies adopted and used in the preparation of the financial statements are consistent with those of the previous financial year.

b.	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. As applicable to these financial statements, the most significant estimates and assumptions relate to fair value of financial instruments, see Note 7. These estimates and assumptions are based on current facts, future expectations, and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates.

c.	Restricted cash

As of June 30, 2025 and December 31, 2024, the Company pledged an amount of $53 and $57, respectively in favor of a bank as collateral for guarantees provided to secure the lease payments.

The Company is required to hold a minimum amount of NIS 86 in its bank account in order to maintain availability of a credit line from its credit card company.

d.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.

Level 3	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash and long-term deposit. The Company deposits cash and cash equivalents mostly with three low risk financial institution. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

f.	Recently adopted accounting pronouncements :

In June 2022, the FASB issued ASU 2022-03 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. The Company adopted the ASU on January 1, 2025 and it did not have a material impact on its consolidated financial statement.

There have been no changes to the recently issued accounting pronouncements not yet adopted that were previously disclosed in the Annual Report.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 3  - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Statement of operations:

a.	Research and development expenses:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Payroll and related expenses	$854	$476	$485	$216
Share-based compensation expenses	-	38	-	19
Subcontractors and consultants	598	1,128	442	497
Rent and maintenance	95	49	55	18
Other	61	36	36	16
	$1,608	$1,727	$1,018	$766

b.	General and administrative expenses:

Payroll and related expenses	$739	$280	$407	$151
Share-based compensation expenses	58	26	37	13
Professional services	1,111	448	586	369
Depreciation	7	15	3	7
Rent and maintenance	85	72	55	46
Patent registration	51	25	47	16
Travel expenses	91	16	37	7
Other	184	26	94	10
	2,326	$908	$1,266	$619

c.	Financial expense, net:

Change in fair value of financial liabilities measured at fair value	$277	$145	$198	$64
Interest income, net	(34)	(25)	(43)	(6)
Foreign currency exchange loss, net	55	148	61	42
Other	3	2	-	2
Total financial expense (income), net	$301	$270	$216	$102

NOTE 4  - WARRANTS TO PURCHASE PREFERRED SHARES:

a.	Public Offering of Ordinary Shares, Pre-Funded Warrants, and Ordinary Warrants.

On January 15, 2025, and January 17, 2025, the Company offered and sold, in a public offering (the “Offering”) 143,067 ordinary shares and 143,067 ordinary warrants to purchase up to 143,067 ordinary shares, at a purchase price of $20.25 per ordinary share and accompanying warrant, and 103,847 pre-funded warrants to purchase up to 103,847 ordinary shares and 103,847 ordinary warrants to purchase up to 103,847 ordinary shares, at a purchase price of $20.25 per pre-funded warrant and accompanying ordinary warrant. The aggregate gross proceeds to the Company from the Offering were approximately $5,000, net of transaction costs of $745.

The pre-funded warrants were immediately exercisable at an exercise price of $0.0015 per ordinary share and were not to expire until exercised in full. The ordinary warrants had an exercise price of $20.25 per ordinary share, were immediately exercisable, and could be exercised for five years from issuance.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 4  - WARRANTS TO PURCHASE PREFERRED SHARES (continued):

Applying ASC 815-40, the Company concluded that the pre-funded warrants and ordinary warrants were considered indexed to the Company’s own stock and met the conditions for equity classification, and thus were presented within equity.

As compensation for the placement agent’s role in the public offering, the Company issued to it warrants to purchase up to 17,284 ordinary shares. Those placement agent warrants had an exercise price of $25.31 per ordinary share, were exercisable for five years from the date of the commencement of sales in the Offering, and otherwise reflected substantially the same terms as the ordinary warrants sold in the Offering.

As of June 30, 2025, a total of 42,683 investor warrants had been exercised for 42,683 of the Company’s ordinary shares, and all 103,847 pre-funded warrants had been exercised for 103,847  ordinary shares, for total proceeds of $864, not including exercises as a result of the inducement transaction (which is described below).

b.	Induced Warrant Exercise Transaction

On January 29, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Offer”) with holders of 148,102 of the Company’s existing ordinary warrants that had been issued in the Offering. Under the Inducement Offer, on January 30, 2025, those holders exercised those warrants for cash and purchased 148,102 ordinary shares at a cash exercise price of $20.25 per share. As consideration for the holders’ agreement to exercise, the Company issued to them new ordinary warrants to purchase up to an aggregate of 148,102 ordinary shares at an exercise price of $22.50 per share (the “New Ordinary Warrants”). The exercising holders also paid the Company an additional $1.88 per New Ordinary Warrant issued to them. The Company received aggregate gross proceeds of approximately $3,276 from the exercise of the existing ordinary warrants by the holders, net of placement agent fees and other offering expenses of $462. The induced exercise of equity-classified warrants was accounted for as issuance costs of the New Ordinary Warrants.

Upon exercise for cash of any New Ordinary Warrants, in certain circumstances, the placement agent will receive from the Company a cash fee of 8.0% of the aggregate gross exercise price. Pursuant to the Inducement Offer transaction, the Company also issued to the placement agent warrants to purchase up to 10,368 ordinary shares, which have the same terms as the New Ordinary Warrants issued in the transaction, except that the placement agent warrants have an exercise price equal to $27.66 per share. Upon exercise for cash of any New Ordinary Warrants, in certain circumstances, the Company will issue to the placement agent warrants that are exercisable for 7.0% of the number of ordinary shares issuable upon the exercise of those New Ordinary Warrants. As of June 30, 2025, the payment of cash fees and issuance of additional warrants to the placement agent upon exercise of New Ordinary Warrants were not probable.

Both the New Ordinary Warrants and the placement agent warrants were immediately exercisable from the date of their issuance until the 24-month anniversary of the effective date of the resale registration statement that registered, with the SEC, the resale of the ordinary shares underlying the New Ordinary Warrants and related placement agent warrants.

NOTE 5 - UNDERWRITERS PROMISSORY NOTE

During January 2025, the Company has repaid $158 of the principal amount of the Underwriters Promissory Note.

On March 13, 2025, the Company entered into a letter agreement (the “Note Conversion Inducement Agreement”) with EarlyBird, under which the then outstanding principal amount and accrued interest of the Convertible Promissory Note issued to EarlyBird of $880 were extinguished for a cash payment (including the accrued interest) of $551 and 18,519 Ordinary Shares.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 6  - SHARE-BASED COMPENSATION:

The Company's share-based compensation expenses amounted to a total of $58 and $64 in the six months periods ended June 30, 2025 and 2024, respectively. As of June 30, 2025, 1,778 shares remain available for grant under the Company’s 2024 Incentive Option Plans.

On July 14, 2025, the Company’s general meeting approved an increase to the equity incentive pool. As a result, the total number of equity awards available to be granted under the 2024 Equity Incentive Plan increased by 84,791 to a total of 86,568. For further details, see Note 11(a)

Summary of outstanding and exercisable options:

Below is a summary of the Company's share-based compensation activity and related information with respect to options granted to employees and non-employees for the six months periods ended June 30, 2025:

	Number of options	Weighted-average exercise price (in U.S. dollars)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2025	1,608	897.47	7.19	-
Granted	4,680	18.90	9.62	-
Expired	(20)	907.57	-	-
Outstanding at June 30, 2025	6,268	241.40	8.88	-

Exercisable at June 30, 2025	1,588	897.34	6.71	-

Vested and expected to vest at June 30, 2025	1,588	897.34	6.71	-

In 2024 no options were granted.

On February 9, 2025, Silexion’s board of directors approved granting 4,680 options to Silexion’s directors.

RSUs granted to employees and non-employees:

In the six months ending June 30, 2025, Silexion granted 3,994 RSUs to its directors and service providers, of which, 3,966 RSUs were approved to be granted to Silexion’s board of directors on February 9, 2025.”

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Research and development	$-	$38	$-	$19
General and administrative	58	26	37	13
	$58	$64	$37	$32

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 7  - FAIR VALUE MEASUREMENTS:

Financial instruments measured at fair value on a recurring basis

The Company’s assets and liabilities that are measured at fair value as of June 30, 2025, and December 31, 2024, are classified in the tables below in one of the six categories described in “Note 2 – Fair value measurement”:

	June 30, 2025
	Level 3		Total
Financial Liabilities
Private Warrants to ordinary shares	$	*	$	*
Promissory Notes		$3,190		$3,190

	December 31, 2024
	Level 3	Total
Financial Liabilities
Private Warrants to ordinary shares	$2	$2
Promissory Notes	$3,965	$3,965

The following is a roll forward of the fair value of liabilities classified under Level 3:

	Six months ended June 30, 2025			Three months ended June 30, 2025
	Promissory Notes	Private Warrants to ordinary shares		Promissory Notes	Private Warrants to ordinary shares
Fair value at the beginning of the period	$3,965		$2	$2,993		$1
Change in fair value	290		(2)	197		(1)
Repayments	(709)		-	-		-
Conversion to equity	(356)		-	-		-
Fair value at the end of the period	$3,190	$	*	$3,190	$	*

* Represents an amount less than $1

	Six months ended June 30, 2024	Three months ended June 30, 2024
	Warrants to preferred shares
Fair value at the beginning of the period	$200	$281
Change in fair value	145	64
Fair value at the end of the period	$345	$345

Promissory Notes

In measuring the fair value of the Company’s Promissory Notes, a discount rate of 11.85%-13.39% was used, based on a B- rated US dollar zero-coupon discount curve, plus a credit spread of 6.67% - 7.56%. The expected timing of conversion or repayment of the notes was determined using the Company’s forecasts.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 7  - FAIR VALUE MEASUREMENTS (continued):

Warrants over ordinary shares

A Black-Scholes-Merton model with Level 3 inputs was used to calculate the Company’s warrants’ fair value. Inherent in a Black-Scholes-Merton model are assumptions related to expected life (term), expected stock price, volatility, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s traded warrants and from historical volatility of selected peer companies’ ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates will remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurement inputs of the warrants:

	June 30
	2025	2024
Volatility	90.34%	74.82%
Term (years)	4.13	5.13
Dividend yield	0%	0%

Financial instruments not measured at fair value

The carrying amounts of cash and cash equivalents, restricted cash, receivables, trade payables and other liabilities approximate their fair value due to the short-term maturity of such instruments.

NOTE 8  - NET LOSS PER SHARE:

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented (USD in thousands, except per share data):

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Numerator:
Net loss	$4,238	$2,912	$2,503	$1,489
Net loss attributable to ordinary shareholders, basic and diluted:	$4,238	$2,845	$2,503	$1,472
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	516,110	7,466	579,523	7,442
Net loss per share attributable to ordinary shareholders, basic and diluted	$8.21	$381.09	$4.32	$197.80

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period, including fully vested pre-funded options for the Company’s ordinary shares at an exercise price of $0.339  or 0.339 NIS per share, as well as pre-funded warrants with an exercise price of $0.0015 per share as the Company considers these shares to be exercised for little to no additional consideration.

As of June 30, 2025 and June 30, 2024, the basic loss per share calculation included a weighted average number of 7 and 291, respectively, of fully vested pre-funded options. As the inclusion of other potential ordinary shares equivalents in the calculation would be anti-dilutive for all periods presented, diluted net loss per share is the same as basic net loss per share.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 8  - NET LOSS PER SHARE (continued):

The following instruments were not included in the computation of diluted earnings per share because of their anti-dilutive effect:

For the period ended on June 30, 2025

-	Warrants to purchase Ordinary Shares (see also Note 4).
-	Share-based compensation;
-	Promissory Notes (see also Note 5).

For the period ended on June 30, 2024:

-	Redeemable convertible preferred shares;
-	Warrants to purchase redeemable convertible preferred shares;
-	Share-based compensation;

NOTE 9  - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties which are shareholders, executive officers and directors of the Company:

a.	Transactions:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Share-based compensation included in research and development expenses	$-	$34	$-	$17
Share-based compensation included in general and administrative expenses	$58	$24	$37	$12
Financial expenses	$229	$135	$197	$60

b.	Balances:

	June 30, 2025		December 31, 2024
Current liabilities —
Private warrants to purchase ordinary shares	$	*	$1

	June 30, 2025	December 31, 2024
Non-Current liabilities -
Sponsor Promissory Note	$3,190	$2,961

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 10  - SEGMENT INFORMATION

The Company operates as a single operating segment in the research and development of innovative treatments for pancreatic cancer based on siRNAs. The Company’s CODM is its Chief Executive Officer (CEO). The CODM reviews the Company’s performance on a consolidated basis. As such, the segment’s loss is the Company’s consolidated net loss and the segment’s assets and liabilities are the Company’s consolidated assets and liabilities.

The CODM uses the information primarily to evaluate the Company’s performance and allocate resources. This includes reviewing key financial metrics such as budget versus actual expenditures, tracking progress on research and development milestones, and assessing overall cash flow and liquidity to ensure the continuity of operations. This approach allows the CODM to monitor the Company's performance and make strategic adjustments as needed to support its operational and financial goals.

The CODM reviews the Company’s results on a consolidated basis. The management does not segregate its business for internal reporting. As such, information on segment loss and significant expenses is similar to the Company’s consolidated statements of operations. The CODM is also regularly provided with information on significant ordinary-course expenses, including the following expenses.

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Clinical trials and other payments to R&D-related service providers	$598	$1,131	$442	$497
R&D payroll and related expenses, other than share-based compensation	854	476	485	216
R&D share-based compensation expenses	-	38	-	19
G&A payroll and related expenses, other than share-based compensation	739	280	407	151
G&A share-based compensation expenses	58	26	37	13
G&A Professional services	1,111	448	586	369
Depreciation expenses	7	15	3	7
Other segment expenses (*)	567	221	324	113
Operating loss	3,934	2,635	2,284	1,385
Interest income	(46)	(25)	(44)	(6)
Interest expense	11	-	-	-
Other financing expense (income), net	336	295	260	108
Income taxes	3	7	3	2
Net loss	$4,238	$2,912	$2,503	$1,489

Segment assets	$5,797	$2,315	$5,797	$2,315
Expenditures for segment assets	$(7)	$(6)	$-	$-
Segment liabilities	$5,677	$2,372	$5,677	$2,372

(*) Other segment expenses include mainly general and administrative-related expenses, such as office lease expenses and maintenance and HR expenses.

SILEXION THERAPEUTICS CORP
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
(U.S. dollars in thousands)

NOTE 11  - SUBSEQUENT EVENTS:

a.	Increase in Authorized Pool Under 2024 Equity Incentive Plan

On July 14, 2025, the Company’s shareholders approved an increase in the number of ordinary shares authorized for issuance under the Company’s 2024 Equity Incentive Plan (the “2024 Plan”) by 84,791 ordinary shares, increasing the total number of ordinary shares reserved for issuance under the Company’s equity pool for the 2024 Plan to 86,568 ordinary shares.

b.	Additional Reverse Share Split

On July 28, 2025 (which was initially reflected in the share price prior to the start of trading on July 29, 2025), the Company effected a 1-for-15 reverse share split of the Company’s issued and outstanding, and authorized and unissued, ordinary shares. The reverse share split resulted in a corresponding increase in the par value of the Company’s ordinary shares, from $0.0009 per share to $0.0135 per share. Unless otherwise indicated herein, all references made to share or per share amounts in these unaudited consolidated financial statements (including the notes to the financial statements), have been retroactively adjusted to reflect the reverse share split.

The reverse share split is expected to enable the Company to restore its compliance with Nasdaq Listing Rule 5550(a)(2), and to assist the Company in remaining listed on the Nasdaq Capital Market. On July 18, 2025, the Company had received a letter from the staff of the Nasdaq Listings Qualifications Department notifying the Company that for the 30 consecutive business days preceding the letter, the closing bid price of the Company’s ordinary shares was below the $1.00 minimum, constituting a bid price deficiency. The staff indicated in that letter that the Nasdaq hearings panel (which on July 7, 2025 had approved the Company’s request to remain listed on Nasdaq, subject to certain conditions) would consider that deficiency in its decision as to whether to enable the Company to remain listed on the Nasdaq Capital Market. As part of the hearings process, the Company had disclosed to the hearings panel, and the panel noted in its decision, that the Company intended to effect a reverse share split to remedy the bid price deficiency. While increasing the Company's share price above the required $1.00 minimum closing bid price (which potentially will enable the Company to restore its compliance if remaining above $1.00 for at least 10 consecutive trading days), the reverse share split also did not reduce the number of publicly held shares of the Company below 500,000, thereby enabling the Company to maintain the minimum quantity needed for continued listing on the Nasdaq Capital Market.

c.	Additional Warrant Inducement Transaction

On July 31, 2025, the Company entered into an inducement offer letter agreement (the “July 2025 Inducement Offer”) with holders of 152,106 of the Company’s existing ordinary warrants, of which (i) 22,468 warrants had been issued in the Offering and had a five-year exercise term and an exercise price of $20.25 per underlying ordinary share, and (ii) 129,638 warrants had been issued in the Company’s prior warrant inducement transaction on January 30, 2025 and had a 24-month exercise term and an exercise price of $22.50 per underlying ordinary share.

The closing under the July 2025 Inducement Offer occurred on August 1, 2025, when those holders exercised those warrants for cash and purchased 152,106 ordinary shares at a reduced cash exercise price of $11.57 per share. The Company received aggregate gross proceeds of approximately $1,800 from the exercise of the existing ordinary warrants by the holders, net of placement agent fees and other offering expenses of $0.3 million.

As consideration for the holders’ agreement to exercise, the Company issued to them new ordinary warrants to purchase up to an aggregate of 304,212 ordinary shares at an exercise price of $11.32 per share (the “July 2025 Ordinary Warrants”). The July 2025 Ordinary Warrants will be exercisable beginning upon (and subject to) the approval by the Company’s shareholders of an increase in the Company’s authorized share capital (which is being presented for shareholder approval at the upcoming extraordinary general meeting of the Company to be held on August 12, 2025). The July 2025 Ordinary Warrants will remain exercisable until the 24-month anniversary of the effective date of the resale registration statement under which the Company is required to register the resale of the ordinary shares underlying those warrants and the placement agent warrants (as referenced below).

Pursuant to the July 2025 Inducement Offer transaction, the Company also issued to the placement agent warrants to purchase up to 10,647 ordinary shares, which have the same terms as the July 2025 Ordinary Warrants, except that the placement agent warrants have an exercise price equal to $14.46 per share. Upon exercise for cash of any July 2025 Ordinary Warrants, in certain circumstances, the placement agent will receive from the Company a cash fee of 8.0% of the aggregate gross exercise price, as well as additional placement agent warrants exercisable for 7.0% of the number of ordinary shares issuable upon the exercise of those July 2025 Ordinary Warrants.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introductory Note

The following discussion and analysis of our financial condition and results of operations (this “MD&A”) should be read in conjunction with the financial statements and the related notes included elsewhere in this quarterly report. Some of the information contained in this discussion and analysis or set forth in this quarterly report, including information with respect to our plans, objectives, expectations, projections, and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Part II, Item 1.A. Risk Factors” of this quarterly report, our actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this quarterly report.

Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” in this MD&A generally refer to: (i) for all periods preceding, and through the Closing of, the Business Combination, Silexion, and, (ii) for all periods following the Closing, New Silexion.

Overview

We are a Cayman Islands exempted company that was originally formed for the purpose of effectuating the Business Combination and that now serves as a publicly-traded holding company for each of Silexion (through which our operations are carried out) and Moringa (which has no operations). Our ordinary shares and warrants were initially listed on the Nasdaq Global Market and were recently transferred to the Nasdaq Capital Market, and are quoted for trading under the symbols “SLXN” and “SLXNW”, respectively.

We conduct operations primarily through our principal subsidiary— Silexion— which is a clinical-stage, oncology-focused biotechnology company engaged in the discovery and development of proprietary treatments for cancers driven by Kirsten rat sarcoma viral oncogene homolog (“KRAS”). The KRAS gene, when mutated, plays a central role in many cancer types, such as pancreatic, colorectal and lung, and is therefore considered to be an oncogene.  This oncogene instructs cells to make the corresponding KRAS protein which has a controlling function in cell growth signaling in the cancer cells.  Various pharmaceutical companies are developing inhibitors of this protein, which attempt to inhibit its activity after it is already functioning in an oncogenic manner.  At Silexion, we have taken a different approach, moving upstream to the source of the cancer; silencing the KRAS oncogene so the oncogenic protein is not made.  We believe this approach has various important clinical advantages.  Our technology works by inducing the tumor cells to destroy the messenger (mRNA) between the oncogene and the tumor cell’s protein manufacturing apparatus.  For this we use small segments biologically complementary to the oncogenic mRNA, made out of the natural genetic building block of mRNA, and modify them to become significantly more stable and with capability to more readily enter the tumor cells, yet while maintaining their important ability to carry out the treatment. These small pieces of genetic material are called small interfering RNA(siRNA) as they are relatively small compared to the mRNA molecule and they interfere with the mRNA function. Our lead product candidate, SIL204, is a second generation siRNA. The siRNA prevents or severely limits the tumor cells’ manufacturing of the protein.  Without the mutated KRAS protein, the mechanism of generating the tumor is prevented.  In pancreatic cancer, ~92% of patients have this mutated oncogene. To further optimize treatment, we introduce a novel delivery approach which we refer to as an Integrated Treatment Regimen.  To get across the very strong barrier surrounding pancreatic tumor cells, which limits the effectiveness of current treatments, we administer SIL204 directly into the tumor, where it can be most effective.  For affected tumor cells which may have already left the primary tumor,  we also administer SIL204 systemically via the subcutaneous route.  In order to be used as a first-line treatment, we administer the Integrated Treatment Regimen alongside standard of care (SoC) chemotherapy.  The approach of using an siRNA directed against mutated KRAS together with SoC chemotherapy evidenced a benefit for overall survival over SoC chemotherapy alone in a Phase 2 clinical trial, where the siRNA used was our prototype or first-generation product.  We are further expecting improved overall survival results with our second generation product SIL204.

Prior to the Business Combination, Silexion financed its operations primarily with the net proceeds from private offerings of its ordinary shares and convertible preferred shares, convertible financing agreements and Simple Agreement for Future Equity (SAFE) financings, and royalty-bearing grants from the Israeli Innovation Authority (the “IIA”). Those grants have totaled $5.8 million through June 30, 2025).

Upon the Closing of the Business Combination, we raised $2.0 million via a private investment in public entity (PIPE) financing, whereby Moringa sold to Greenstar, LP, an affiliate of the sponsor of Moringa, 1,482 newly issued Moringa ordinary shares, at a price of $1,350.00 per share, which shares converted into an equivalent number of New Silexion ordinary shares at the Closing, Also in connection with the Closing, we entered into the ELOC Agreement with White Lion, which provided us with an equity line of credit of up to $15.0 million (the “ELOC”).We have utilized the ELOC for financings from time to time since the Closing of the Business Combination, having raised an aggregate of $3.1 million from the ELOC through June 30, 2025.

In addition to ongoing financings via the ELOC, as a public company, we have raised capital via the public offering of ordinary shares and/or pre-funded warrants, together with ordinary warrants, having completed our first public offering following the Closing in January 2025, which raised gross proceeds of approximately $5.0 million. As a follow-up to that public offering, later in January 2025, and again at the start of August 2025, we completed transactions for the induced exercise of ordinary warrants, which raised gross proceeds of approximately $3.3 million and $1.8 million, respectively, before deducting placement agent fees and other offering expenses. H.C. Wainwright served as the exclusive placement agent for each of those transactions. Those transactions are described in further detail below in this MD&A under “Liquidity and Capital Resources”.

Since our inception, we have incurred significant operating losses. Our net losses (consisting of Silexion’s net losses for all periods through the Business Combination, and the combined company’s net losses for all periods after) were $4.2 million and $2.5 million for the six months and three months ended June 30, 2025, respectively, and $16.5 million for the year ended December 31, 2024. As of June 30, 2025, we had an accumulated deficit of $47.5 million (reflecting Silexion’s accumulated deficit for all periods through August 15, 2024 and the combined company's accumulated deficit from August 16, 2024 through June 30, 2025). We have not recognized any revenue to date.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses it incurs may fluctuate significantly from quarter to quarter. Our expenses will depend on many factors, including the timing and extent of spending to further develop SIL204 and initiate pre-clinical and clinical trials, support research and development efforts, investments in potential additional pipe-line products, and increased overall compensation as we continue to hire additional personnel. We anticipate that our expenses will increase if and as we:

•	apply for Orphan Drug Designation in both the U.S. and EU for our SIL204 product;

•	conduct toxicological studies with respect to SIL204;

•	initiate a clinical trial powered for statistical significance with respect to SIL204;

•	seek marketing approvals for SIL204 in various territories;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional operational, clinical, quality control and scientific personnel;

•	add additional product candidates to our pipeline;

•
add operational, financial and management information systems and personnel, including personnel to support our product development, any future commercialization efforts and our status as a public company; and

•	invest in research and development and regulatory approval efforts in order to utilize our technology as a platform focused on the silencing of the KRAS oncogene using RNA-interference therapeutics.

Reverse Share Splits

On November 27, 2024 and July 28, 2025, we effected reverse share splits of our authorized ordinary shares (both issued and outstanding, and unissued) at ratios of 1-for-9 and 1-for 15, respectively, with market effective dates of November 29, 2024 and July 29, 2025, respectively. Unless specifically provided otherwise herein, all historical share, per share and related option and warrant data during any period prior to either of the reverse share splits (including, with respect to the second reverse share split, the three-month and six-month periods ended June 30, 2025, and with respect to both reverse share splits, the three-month and six-month periods ended June 30, 2024, which are used for comparative purposes to the corresponding periods of 2025) that is presented in this quarterly report has been retroactively adjusted to reflect the reduced number of shares and the increase in the share price which resulted from the reverse share splits.

Continued Nasdaq Listing

As described further in “Liquidity and Capital Resources” of this Part I, Item 2 below, our financial condition is dependent upon, and supported by, our ability to fund our operations in an ongoing manner, including via equity financings. Our Nasdaq listing supports that ability, as many potential desirable investors or financing sources would be unwilling to consider an investment in our company on reasonable terms or at all if our ordinary shares and warrants were to be delisted from Nasdaq, which would likely reduce the liquidity of our securities and increase volatility in our trading price.

On May 22, 2025, we received a delisting notice from the Nasdaq Listing Qualifications Department in respect of two listing deficiencies that we had been unable to remedy during the six-month cure period since we had initially been notified of those deficiencies, on November 19, 2024. The deficiencies related to our failure to maintain (i) a minimum Market Value of Listed Securities of $50 million and (ii) a minimum Market Value of Publicly Held Shares of $15 million, in each case for continued listing on the Nasdaq Global Market. We appealed the delisting notice to a Nasdaq hearings panel, and a hearing was held before the panel on June 26, 2025. On July 7, 2025, we received a favorable decision from the hearings panel, granting our request to remain listed on Nasdaq, subject to certain conditions. As part of the favorable outcome, the listings of our ordinary shares and warrants were subsequently transferred from the Nasdaq Global Market to the Nasdaq Capital Market.

Under the terms of the decision reached by the hearings panel, the continued listing of our securities on the Nasdaq Capital Market is conditioned on our fulfillment of the terms of the compliance plan that we had presented to the panel in connection with the June 26, 2025 hearing. That plan was designed to enable us to achieve at least $2.5 million of shareholders’ equity (the “shareholders’ equity requirement”) and thereby comply with the Equity Standard for listing on the Nasdaq Capital Market on a continued basis.  The terms of the compliance plan consist, in primary part, of the following:

•
on or before September 19, 2025, we are required to demonstrate in a report filed under the Exchange Act our restoration of compliance with, and our expected long-term compliance with, the shareholders’ equity requirement, as to be demonstrated in a balance sheet not older than 60 days to be included in such a filing; and

•
if we fail to maintain compliance with any Nasdaq listing rule on or before November 18, 2025, we will be required to submit, and the Nasdaq hearings panel will review (as part of its maintenance of jurisdiction over our listing status until November 18, 2025), a compliance plan for the subject deficiency to determine whether the panel is willing to grant an exception to us to cure that deficiency.

As part of the hearing process, we also disclosed to the Nasdaq hearings panel that we were to likely soon become deficient with Nasdaq Listing Rule 5550(a)(2), as a result of the bid price of our ordinary shares closing below $1.00 for 30 consecutive trading days. We indicated to the panel that at our 2025 annual general meeting, which was initially held on July 7, 2025 and reconvened on July 14, 2025, we would seek shareholder approval for a 1-for-15 reverse share split, which would enable us to remedy that bid price deficiency. After we received that shareholder approval, we effected that reverse share split on July 28, 2025, with a market effective date of July 29, 2025 (pre-market).

We intend to achieve at least $2.5 million of shareholders’ equity by September 19, 2025 and sustain that minimum level of shareholders’ equity on an ongoing basis, thereby complying with the condition set by the hearings panel for maintaining our Nasdaq listing. Our issuance of equity securities in value-enhancing transactions, whether extraordinary or ordinary-course, will serve as the primary means by which we can effectively achieve that goal, and we will need additional authorized share capital in order to do so. We are therefore seeking shareholder approval for an increase in our authorized share capital from $20,000 divided into 1,481,482 ordinary shares of a par value of $0.0135 each, to $121,500 divided into 9,000,000 ordinary shares of a par value of $0.0135 each. The extraordinary general meeting at which that proposed increase in authorized share capital will be presented to our shareholders for approval is scheduled to take place on August 12, 2025.

There can be no assurance that we will successfully meet the terms of our compliance plan and/or maintain compliance with the Equity Standard and/or all other standards for listing on the Nasdaq Capital Market even if we initially successfully restore compliance.

Components of our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, and consist primarily of the cost of payroll and related expenses, payroll taxes and other employee benefits including share-based compensation related to employees, subcontractors costs, preclinical and clinical trials costs and consulting fees.

We expect to continue to invest in research and development to develop SIL204, including hiring additional employees and continuing the research and development of that product candidate. As a result, we expect that our research and development expenses will continue to increase in the future.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, patent application fees, office space rental costs, and maintenance expenses, external professional service costs, including legal, accounting, audit, insurance, human resource services, travel expenses and other consulting fees.

We expect that our general and administrative expenses will continue to increase in the future to fund our continued research and development activities, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to public companies, such as costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services.

Financial expenses, net

Finance expenses consist primarily of changes in fair value of financial liabilities measured at fair value, interest expenses, and exchange rate differences expenses.

Results of Operations

We are providing within this section a discussion and analysis of our historical statement of operations data in accordance with accounting principles generally accepted in the United States of America, or GAAP. Our financial statements included elsewhere in this quarterly report, as well as the financial data and related discussion and analysis contained in this MD&A, relate to Silexion’s financial condition and results of operations as of, and for the three-month and six-month periods ended, June 30, 2024, as compared to the corresponding information for the combined company as of, and for the three-month and six-month periods ended, June 30, 2025.

Comparison of six-month periods ended June 30, 2025 and 2024

The following table summarizes our results of operations for the six-month periods ended June 30, 2025 and 2024:
	Six-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Operating expenses:

Research and development	$1,608	$1,727
General and administrative	2,326	908
Total operating expenses	3,934	2,635
Operating loss	3,934	2,635
Financial expenses, net	301	270
Loss before income tax	4,235	2,905
Income tax	3	7
Net loss	$4,238	$2,912

Research and Development Expenses

The following table summarizes our research and development expenses for the six-month periods ended June 30, 2025 and 2024:

	Six-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Payroll and related expenses	$854	$476
Share-based compensation expenses	-	38
Subcontractors and consultants	598	1,128
Rent and maintenance	95	49
Other	61	36
Total research and development expenses	$1,608	$1,727

Research and development expenses decreased by approximately $0.1 million, or 5.9%, to $1.6 million for the six-month period ended June 30, 2025, compared to $1.7 million for the six-month period ended June 30, 2024. The decrease resulted mainly from the timing and nature of subcontractors’ and consultants’ expenses, which decreased by $0.5 million. The comparative six-month period from 2024 included development activities related to our Application Programming Interface, or API, whereas the six-month period in 2025 focused on API manufacturing activities as our development program progressed to the next phase. This decrease was partly offset by an increase in payroll and payroll-related expenses of $0.4 million due to additional headcount and increases in salaries following the Closing of the Business Combination in August 2024.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the six-month periods ended June 30, 2025 and 2024:
	Six-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Payroll and related expenses	$739	$280
Share-based compensation expenses	58	26
Professional service	1,111	448
Depreciation	7	15
Rent and maintenance	85	72
Patent registration	51	25
Travel expenses	91	16
Other	184	26
Total general and administrative expenses	$2,326	$908

General and administrative expenses increased by approximately $1.4 million, or 155.6%, to $2.3 million for the six-month period ended June 30, 2025, compared to $0.9 million for the six-month period ended June 30, 2024. The increase resulted mainly from an increase of $0.5 million in payroll and payroll-related expenses due to headcount growth and an increase in salaries following the Closing of the Business Combination in August 2024. Additionally, there was an increase in professional services costs in an amount of $0.7 million primarily related to legal, accounting, and other expenses associated with the costs of financing activities as a public company subsequent to the Closing of the Business Combination.

Financial expenses, net

Financial expenses, net remained approximately the same for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024, due to an increase of $0.1 million in revaluation expenses of financial instruments offset by a decrease in foreign exchange losses in an amount of $0.1 million.

Net loss

Net loss increased by approximately $1.3 million, or 44.8%, to $4.2 million for the six-month period ended June 30, 2025, compared to $2.9 million for the six-month period ended June 30, 2024. The increase was mainly due to an increase in our general and administrative expenses related to our status as a public company.

Comparison of three-month periods ended June 30, 2025 and 2024

The following table summarizes our results of operations for the three-month periods ended June 30, 2025 and 2024:

	Three-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Operating expenses:

Research and development	$1,018	$766
General and administrative	1,266	619
Total operating expenses	2,284	1,385
Operating loss	2,284	1,385
Financial expenses, net	216	102
Loss before income tax	2,500	1,487
Income tax	3	2
Net loss for the quarter	$2,503	$1,489

Research and Development Expenses

The following table summarizes our research and development expenses for the three-month periods ended June 30, 2025 and 2024:

	Three-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Payroll and related expenses	$485	$216
Share-based compensation expenses	-	19
Subcontractors and consultants	442	497
Rent and maintenance	55	18
Other	36	16
Total research and development expenses	$1,018	$766

Research and development expenses increased by approximately $0.2 million, or 25.0%, to $1.0 million for the three-month period ended June 30, 2025, compared to $0.8 million for the three-month period ended June 30, 2025. The increase resulted mainly from an increase in payroll and payroll-related expenses due to additional headcount and increases in salaries following the Closing of the Business Combination in August 2024 and bonus accrual in the second quarter of 2025.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three-month periods ended June 30, 2025 and 2024:

	Three-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Payroll and related expenses	$407	$151
Share-based compensation expenses	37	13
Professional service	586	369
Depreciation	3	7
Rent and maintenance	55	46
Patent registration	47	16
Travel expenses	37	7
Other	94	10
Total general and administrative expenses	$1,266	$619

General and administrative expenses increased by approximately $0.7 million, or 116.7%, to $1.3 million for the three-month period ended June 30, 2025, compared to $0.6 million for the three-month period ended June 30, 2024. The increase resulted mainly from an increase of $0.3 million in payroll and payroll-related expenses due to headcount growth and an increase in salaries following the Closing of the Business Combination in August 2024 and bonus accrual in the second quarter of 2025. Additionally, there was an increase in professional services costs in an amount of $0.2 million primarily related to legal, accounting, and other expenses associated with the costs of financing activities as a public company subsequent to the Closing of the Business Combination.

Financial expenses, net

Financial expenses, net increased by approximately $0.1 million, or 100.0%, to $0.2 million for the three-month period ended June 30, 2025 compared to $0.1 million for the three-month period ended June 30, 2024. This increase was mainly due to an increase in revaluation expenses of financial instruments.

Net loss

Net loss increased by approximately $1.0 million, or 66.7%, to $2.5 million for the three-month period ended June 30, 2025, compared to $1.5 million for the three-month period ended June 30, 2024. The increase was mainly due to an increase in our general and administrative expenses related to our status as a public company and research and development expenses.

Liquidity and Capital Resources

Overview

Our capital requirements will depend on many factors, including the timing and extent of spending to further develop SIL204 and initiate pre-clinical and clinical trials, support research and development efforts, investments in potential additional pipe-line products, and increased overall compensation as we continue to hire additional personnel. For the six-month and three-month periods ended June 30, 2025, we had net losses of $4.2 million and $2.5 million, respectively. As of June 30, 2025, our cash and cash equivalents totaled $3.5 million.

To date, our principal sources of liquidity have evolved together with our progression as a company. As a private company, we raised proceeds from private offerings of our ordinary shares and convertible preferred shares, grants from the Israeli Innovation Authority, issuance of convertible financing agreements (CFA), and Simple Agreement for Future Equity (SAFE) financings. Upon the Closing of the Business Combination, we raised funds from a PIPE in which Greenstar, LP, an affiliate of the Moringa sponsor, purchased Moringa ordinary shares that converted automatically into New Silexion ordinary shares (as described below under “PIPE Financing”). Following the Closing, as a public company with ordinary shares and warrants registered under the Exchange Act and trading on Nasdaq, we have obtained financing in an ongoing manner, from time to time, under the ELOC, pursuant to which we have issued ordinary shares to the ELOC Investor which has resold those shares into the open market (as described below under “ELOC Financing”). We have furthermore completed a registered public offering of ordinary shares and/or pre-funded warrants, along with ordinary warrants, in January 2025 (as described below under “Public Offering via H.C. Wainwright”), and have raised additional funds from two transactions involving the induced exercise of ordinary warrants, which were completed later in January 2025 and at the start of August 2025, respectively (please see “Induced Warrant Exercise Transactions” below for further information).

Based on our current business plan, we believe our current cash and cash equivalents, and anticipated cash flow from operations, will not be sufficient to meet our anticipated cash requirements for the next 12 months from the date of this quarterly report. We will need to raise additional capital to finance our operations, expand our business and pipeline, or for other reasons.

Note 1(h) to our unaudited consolidated financial statements for the three-month and six-month periods ended June 30, 2025 included in this quarterly report and Note 1(j) to our audited consolidated financial statements for the year ended December 31, 2024 included in the 2024 Annual Report describe the substantial doubt about our ability to continue as a going concern as of those respective dates. Additionally, in its report accompanying our audited consolidated financial statements included in the 2024 Annual Report, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and our cash outflows from operating activities raise substantial doubt as to our ability to continue as a going concern. That means that our management and independent registered public accounting firm have expressed substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources. Our unaudited consolidated financial statements included herein have been prepared on a going concern basis and do not include any adjustments that may be necessary should we be unable to continue as a going concern. If we are unable to finance our operations, our business would be in jeopardy and we might not be able to continue operations and might have to liquidate our assets. In that case, investors might receive less than the value at which those assets are carried on our consolidated balance sheets as of June 30, 2025, and it is likely that investors would lose all or a part of their investment.

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 5: Operating Leases” and “Note 7: Commitments and Contingent Liabilities” to our audited consolidated financial statements for the year ended December 31, 2024 (contained in the 2024 Annual Report) for information about our lease obligations.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Public Offering via H.C. Wainwright

On January 15, 2025 and January 17, 2025, we priced and closed, respectively, a registered public offering in which we offered and sold, on a best efforts basis, with H.C. Wainwright & Co., LLC (“HCW”) as the sole placement agent (the “HCW Offering”), (i) 143,067 ordinary shares, (ii) 103,847 pre-funded warrants to purchase up to 103,847 ordinary shares and (iii) 246,914 ordinary warrants to purchase up to 246,914 ordinary shares, at a purchase price of $20.25 per share and accompanying ordinary warrant, and $20.2485 per pre-funded warrant and accompanying ordinary warrant. Aggregate gross proceeds from the HCW Offering (without taking into account any proceeds from any future exercises of warrants) were approximately $5.0 million.

The pre-funded warrants were immediately exercisable at an exercise price of $0.0015 per ordinary share and did not expire until exercised in full. The ordinary warrants have an exercise price of $20.25 per ordinary share, were immediately exercisable, and could be exercised for five years from issuance.

Holders of the pre-funded and ordinary warrants do not have the right to exercise any portion of the warrants if the holder (together with parties whose beneficial ownership of ordinary shares would be aggregated with the holder’s) would beneficially own ordinary shares in excess of 4.99% (or, at the election of the holder, 9.99%) of the outstanding ordinary shares following exercise.

Certain investors in the HCW Offering entered into a definitive securities purchase agreement with us, under which we agreed to abide by certain customary standstill restrictions for a period of 60 days following the closing of the HCW Offering. In addition, subject to limited exceptions, the agreement provides that for a period of one year following the closing of the HCW Offering, we will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the agreement.

In accordance with our engagement agreement with HCW, we paid to HCW an aggregate cash placement agent fee equal to 7.0% of the gross proceeds received by us in the HCW Offering, as well as a management fee equal to 1.0% of the gross proceeds raised in the HCW Offering. We also reimbursed HCW for certain of its expenses in connection with the offering. Pursuant to the engagement agreement, we also issued to HCW (or its designees) 17,284 placement agent warrants to purchase up to 17,284 ordinary shares, representing 7.0% of the sum of the shares and pre-funded warrants sold in the HCW Offering. Those placement agent warrants have an exercise price of $25.3125 per ordinary share (representing 125% of the public offering price per share and accompanying ordinary warrant), are exercisable for five years from the date of the commencement of sales in the HCW Offering, and otherwise reflect substantially the same terms as the ordinary warrants sold in the HCW Offering.

The net proceeds to us from the HCW Offering were approximately $4.26 million after deducting estimated offering expenses payable by us. We are using the proceeds from the HCW Offering to advance our pre-clinical clinical studies, and for general corporate purposes.

Induced Warrant Exercise Transactions

On January 29, 2025 and July 31, 2025, we entered into inducement offer letter agreements with holders of 148,102 and 152,106, respectively, of our existing ordinary warrants. Those warrants had been issued either in the HCW Offering or, in the case of the July 2025 agreement, pursuant to the January 2025 warrant exercise inducement transaction. Under the warrant inducement offer letter agreements, on January 30, 2025, and August 1, 2025, the holders exercised those warrants for cash and purchased 148,102 and 152,106 ordinary shares, respectively, at cash exercise prices of $20.25 and $11.57 per share, respectively, and in consideration of our issuance to them of new ordinary warrants to purchase up to an aggregate of 148,102 and 304,212 ordinary shares, respectively, at exercise prices of $22.50 and $11.32, respectively, per share. In the January 2025 warrant exercise inducement transaction, the exercising holders also paid us an additional $1.88 per new ordinary warrant issued to them. We received aggregate gross proceeds of approximately $3.3 million and $1.8 million from the exercise of the existing warrants by the holders in January 2025 and August 2025, respectively, before deducting placement agent fees and other offering expenses payable by us.

We engaged HCW to act as our exclusive placement agent in connection with the transactions contemplated by the inducement letters and paid HCW cash fees equal to 7.0% of the aggregate gross proceeds received from the holders’ exercise of their existing ordinary warrants, as well as a management fees equal to 1.0% of the gross proceeds from the exercise of those warrants. We also issued to HCW or its designees placement agent warrants to purchase up to 10,368 and 10,647 ordinary shares, respectively (representing 7.0% of the existing ordinary warrants that were exercised in the respective transactions), which have the same terms as the new warrants issued in the transactions, except that the placement agent warrants have exercise prices equal to $27.66 per share and $14.46 per share, respectively (125% of (i) the sum of the exercise price of the existing warrants exercised, and the additional $1.88 paid per new ordinary warrant, in the January 2025 transaction, and (ii) the $11.57 exercise price of the existing warrants exercised, in the August 2025 transaction). Similar to the new ordinary warrants issued to investors in these transactions, the placement agent warrants are exercisable either immediately from the date of issuance (in the case of the January 2025 induced warrant exercise transaction), or upon (and subject to) approval by our shareholders of an increase in our authorized share capital at our upcoming extraordinary general meeting scheduled for August 12, 2025 (in the case of the August 2025 induced warrant exercise transaction). All new warrants and placement agent warrants issued in both transactions remain exercisable until the 24-month anniversary of the effective date of the resale registration statements filed or to be filed (as applicable) to cover the resale of shares underlying the new warrants and placement agent warrants. We also paid certain fees and expenses in connection with the induced warrant exercise transactions.

Upon exercise for cash of any new warrants issued to investors in the transactions, in certain circumstances, we will (i) pay to HCW a cash fee of 7.0% of the aggregate gross exercise price, and a cash management fee of 1.0% of the aggregate gross exercise price, and (ii) issue to HCW warrants representing 7.0% of the ordinary shares issued to the investors upon such cash exercise of the new warrants.

We are using the net proceeds from these transactions for general corporate purposes.

ELOC Financing

In connection with the Closing of the Business Combination, we entered into the ELOC Agreement, dated August 13, 2024, and effective as of the Closing, with the ELOC Investor, which agreement was amended as of January 14, 2025. Under the ELOC Agreement, we have the right to request to sell to the ELOC Investor, and the ELOC Investor is required to purchase, via private placement transactions, up to $15.0 million of our ordinary shares from time to time after the Closing, up until December 31, 2025 (unless the agreement is terminated sooner), subject to certain limitations and conditions as described therein. The number of ordinary shares that we may require the ELOC Investor to purchase in any single sales notice depends on a number of factors, including the type of purchase notice that we deliver. Similarly, the purchase price to be paid by the ELOC Investor for any shares that we require it to purchase depends on the type of sales notice that we deliver, and is derived from the market price of the our ordinary shares for a certain period of time following our purchase request or as of the date of our purchase request. We also granted registration rights to the ELOC Investor pursuant to an accompanying registration rights agreement, also dated August 15, 2024, by and between New Silexion and the ELOC Investor (the “ELOC Registration Rights Agreement”), for which we have filed a related registration statement on Form S-1 (SEC file number 333-282017).

Pursuant to the ELOC Agreement, we agreed, among other things, that if our sales to the ELOC Investor under the ELOC exceed 19.99% of our total number of ordinary shares outstanding, we will seek the approval of our shareholders for the issuance of any ordinary shares under the ELOC in excess of that amount, in accordance with the Nasdaq Listing Rules, subject to certain exceptions based on the price of our ordinary shares to be sold in excess of that limit.

In consideration for the commitments of the ELOC Investor, we agreed to issue to the ELOC Investor an aggregate of $337,500 of our ordinary shares (the “ELOC Commitment Shares”) based on the closing price of the ordinary shares on the day that is the earlier of (i) the business day prior to effectiveness of the registration statement registering the resale of the shares issuable under the ELOC ordinary share purchase agreement and (ii) the business day prior to the 180th day following the date of Closing of the Business Combination. Based on the closing price of the ordinary shares on September 16, 2024, we issued to the ELOC Investor, on September 18, 2024, 2,707 ordinary shares in respect of the ELOC Investor’s commitments under the ELOC Agreement.

Through the date hereof, we have issued and sold an aggregate of 50,915 ordinary shares (which includes the foregoing 2,707 ordinary shares issued as a commitment fee) to the ELOC Investor under the ELOC Agreement for aggregate proceeds to us of approximately $3.1 million.

Settlement of Amounts Due Under Marketing Agreement with EarlyBird

Prior to the Closing of the Business Combination, Moringa reached agreement with EBC on the reduction, to $1.6 million, in the aggregate, of the fee payable to EBC under the Marketing Agreement. Pursuant to the final invoice provided by EBC under the Marketing Agreement at the Closing, Moringa paid $350,000 of cash to EBC from the trust account at the Closing, and we issued to EBC a convertible note (the “EarlyBird Convertible Note”), which was a convertible promissory note, due December 31, 2025, in an amount of $1.25 million to be paid by us to EBC in cash and/or via conversion of outstanding amounts into ordinary shares. The EarlyBird Convertible Note bore interest at a rate of 6% per annum and by its terms was to mature on December 31, 2025. Through January 31, 2025, we made aggregate payments of $407,556 to EBC in respect of some of the amounts due from us under the EarlyBird Convertible Note as a result of amounts raised by us under the ELOC and the HCW Offering (as described below).

On March 13, 2025, we entered into a letter agreement with EBC, pursuant to which we paid to EBC an additional amount of $400,000 (plus $15,000 for EBC’s legal expenses) (the “Settlement Prepayment Amount”) and EBC agreed to the partial conversion and retirement of all remaining amounts due under the EarlyBird Convertible Note. Under that letter agreement, EBC agreed that the $880,202 principal and interest amount outstanding under the note as of the date of the letter agreement (the “Outstanding Amount”) would be retired in consideration of: (i) our payment in cash of the Settlement Prepayment Amount; (ii) EBC’s conversion of a certain amount of the principal and interest due under the EarlyBird Convertible Note (the “Conversion Amount”) via the issuance by us to EBC of 18,519 ordinary shares (the “EBC Settlement Shares”), which Conversion Amount would equal the net proceeds to be received by EBC from the sale of the EBC Settlement Shares; and (iii) the payment in cash by us to EBC of any remaining amount due under the EarlyBird Convertible Note after deducting the Settlement Prepayment Amount and the Conversion Amount from the Outstanding Amount (the “Remaining Amount”). The resale by EBC of the EBC Settlement Shares was registered under our effective registration statement on Form S-1 (SEC file number 333-282556) as required by the EarlyBird Convertible Note.

On March 17, 2025, EBC sold all 18,519 EBC Settlement Shares under the foregoing Form S-1 registration statement for a Conversion Amount of $344,204, and on March 18, 2025, we paid the Remaining Amount of $135,998 that was due to EBC, resulting in the retirement of the EarlyBird Convertible Note on March 18, 2025.

Issuance of A&R Sponsor Promissory Note

Effective as of the Closing, we issued to the sponsor, and the sponsor accepted, in amendment and restatement, and replacement, in their entirety, of all existing promissory notes issued by Moringa to the sponsor from Moringa’s initial public offering until the Closing (and as to which the obligations of Moringa were assigned to New Silexion upon the Closing), the A&R Sponsor Promissory Note in an amount of $3,433,000, which reflected the total amount owed by Moringa to the sponsor through the Closing Date. The maturity date of the A&R Sponsor Promissory Note is the 30-month anniversary of the Closing Date (i.e., February 15, 2027). Amounts outstanding under the A&R Sponsor Promissory Note may be repaid (unless otherwise decided by us) only by way of conversion into ordinary shares (“Note Shares”) in accordance with the terms set forth in the form of A&R Sponsor Promissory Note. New Silexion and the sponsor may also convert amounts outstanding under the A&R Sponsor Promissory Note at the price per share at which we conduct an equity financing following the Closing, subject to a minimum conversion amount of $100,000, in an amount of Note Shares constituting up to thirty percent (30%) of the number of ordinary shares issued and sold by us in such equity financing. The sponsor may also elect to convert amounts of principal outstanding under the note into ordinary shares at any time following the 24-month anniversary of the date of the Closing, subject to a minimum conversion of $10,000, at a price per share equal to the volume weighted average price of the ordinary shares on the principal market on which they are traded during the 20 consecutive trading days prior to the conversion date. Through the date hereof, there have been no conversions of amounts due under the A&R Sponsor Promissory Note into our ordinary shares, and no election by us to repay any amounts under the note in cash.

Government Grants

Our research and development efforts have been financed, in part, through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of June 30, 2025, we had received IIA royalty-bearing grants totaling approximately $5.8 million.

We are committed to pay royalties to the IIA at a rate of approximately 3.0% to 5.0% of the sales of all of our product candidates and other related revenues generated from such projects, that were developed, in whole or in part, using the IIA royalty-bearing grants we received under IIA programs up to the total amount of royalty-bearing grants received, linked to the U.S. dollar and bearing annual interest at rates prescribed by the IIA’s rules and guidelines.

We may in the future apply to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the Israeli Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. A company that receives a royalty-bearing grant from the IIA is typically required to pay royalties to the IIA on income generated from products incorporating IIA-funded know-how (including income derived from services associated with such products and from IIA-funded know-how), up to 100% of the U.S. dollar-linked royalty-bearing grant amount plus interest.

The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of royalties is required.

As of June 30, 2025, the total royalty amount that may be payable by the Company is approximately $5.8 million ($6.6 million, including interest).

Cash Flows

Cash flows for the six-month periods ended June 30, 2025 and 2024

The following table summarizes our cash flows for the periods indicated:

	Six-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Cash and cash equivalents and restricted cash at beginning of the period	$1,270	$4,645
Net cash used in operating activities	(4,960)	(2,817)
Net cash used in investing activities	(7)	(6)
Net cash provided by financing activities	7,237	-
Net increase (decrease) in cash and cash equivalents and restricted cash	$2,270	$(2,823)
Translation adjustments on cash and cash equivalents and restricted cash	4	(75)
Cash and cash equivalents and restricted cash at end of the period	$3,544	$1,747

Cash Flows from Operating Activities

Net cash used in operating activities increased by approximately $2.2 million, or 78.6%, to $5.0 million for the six-month period ended June 30, 2025, compared to $2.8 million for the six-month period ended June 30, 2024. This increase was mainly due to an increase of $1.3 million in the net loss for the six-month period ended June 30, 2025, as well as an increase of $0.9 million in net working capital in the six-month period ended June 30, 2025 relative to the corresponding period in 2024.

Cash Flows from Financing Activities

Net cash used in financing activities increased by $7.2 million, to approximately $7.2 million for the six-month period ended June 30, 2025, compared to $0 million for the six-month period ended June 30, 2024. This increase was mainly due to an increase in cash received from the HCW Offering in an amount of $5.0 million, net of $0.7 million cash issuance costs related to that offering, the exercise of warrants in an amount of $0.9 million, and the January 2025 warrant exercise inducement transaction in an amount of $3.3 million (each, as described above under “Liquidity and Capital Resources”) net of $0.5 million cash issuance costs related to that warrant exercise inducement transaction, offset in part by $0.7 million of payments under the EarlyBird Convertible Note in the six-month period ended June 30, 2025.

Cash flows for the quarters ended June 30, 2025 and 2024

The following table summarizes our cash flows for the periods indicated:

	Three-month period ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Cash and cash equivalents and restricted cash at beginning of the period	$6,233	$2,831
Net cash used in operating activities	(2,507)	(1,065)
Net cash used in investing activities	(1)	-
Net cash used in financing activities	(195)	-
Net increase (decrease) in cash and cash equivalents and restricted cash	$2,703	$(1,065)
Translation adjustments on cash and cash equivalents and restricted cash	14	(19)
Cash and cash equivalents and restricted cash at end of the period	$3,544	$1,747

Cash Flows from Operating Activities

Net cash used in operating activities increased by approximately $1.4 million, or 127.3%, to $2.5 million for the three-month period ended June 30, 2025, compared to $1.1 million for the three-month period ended June 30, 2024. This increase was mainly due to an increase of $1.0 million in the net loss for the three-month period ended June 30, 2025, as well as an increase of $0.6 million in net working capital in the three-month period ended June 30, 2025 relative to the corresponding three-month period of 2024.

Cash Flows from Financing Activities

Net cash used in financing activities decreased by $0.2 million, to approximately $0.2 million for the three-month period ended June 30, 2025, compared to $0 million for the three-month period ended June 30, 2024. This decrease was mainly due to cash issuance costs related to public offering that were paid in the three-month period ended June 30, 2025.

Funding Requirements

We expect to devote substantial financial resources to our ongoing and planned activities, particularly further development of SIL204 and as we conduct our planned pre-clinical and clinical trials.

Identifying potential product candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. For additional information please refer to the “Risk Factors” section of the 2024 Annual Report, including “Risks Related to Our Financial Condition and Capital Requirements— We have never generated any revenue from product sales and may never be profitable” and “Risks Related to the Research and Development of Silexion’s Product Candidates— We are heavily dependent on the success of our product candidates...”.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our pre-clinical studies and clinical trials. In addition, if we obtain marketing approval for SIL204 in any indication or for any other product candidate we are developing or may develop in the future, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing, and distribution. Furthermore, following the closing of the Business Combination, we have been incurring, and expect to continue to incur, additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding.

Our future capital requirements will depend on many factors, including:

•	Materials cost;

•	Regulatory pathway; and

•	Human clinical trial costs.

As of June 30, 2025, we had cash and cash equivalents of $3.5 million. Based on our current cash balance, as well as our history of operating losses and negative cash flows from operations, combined with our anticipated use of cash to, among other things, (i) fund the preclinical and clinical development of our products, (ii) identify and develop new product candidates, and (iii) seek approval for SIL204 and any other product candidates we may develop, our management has concluded that we do not have sufficient cash to fund our operations for 12 months from the date of our unaudited consolidated financial statements as of, and for the three-month and six-month periods ended, June 30, 2025 included in this quarterly report without additional financing, and as a result, there is substantial doubt about our ability to continue as a going concern.

In making this determination, applicable accounting standards prohibited us from considering the potential mitigating effect of plans that have not been fully implemented as of the date of our unaudited consolidated financial statements as of, and for the fiscal three-month and six-month periods ended, June 30, 2025, including, without limitation, our plans to raise additional capital. Our financial information throughout this quarterly report, and our financial statements for the fiscal three-month and six-month periods ended June 30, 2025 contained herein, have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. This financial information and our unaudited consolidated financial statements for the three-month and six-month periods ended June 30, 2025 do not include any adjustments that might result from the outcome of this uncertainty.

We currently estimate that our existing cash and cash equivalents are sufficient to fund business operations into the first quarter of 2026. As part of our commitment to the Nasdaq hearings panel that heard (and ruled favorably in respect of) our appeal to remain listed on Nasdaq, we expect to conduct additional financing activities prior to the September 19, 2025 deadline that was set for us to evidence shareholders’ equity of at least $2.5 million and prospective compliance with that shareholders’ equity requirement beyond that date.

We have based these estimates and expectations on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us. We could not, as of the date of this filing, determine the exact level of funds that will be available to us upon potential equity financings. Our expected use of funds represents our intentions based upon our current plans and business condition, which could change in the future as our plans and business condition evolve and the level of funding available to us becomes clear. In addition, changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. As a result, we could deplete our capital resources sooner than we currently expect. In addition, because the successful development of SIL204 and any studies or other product candidates that we pursue is highly uncertain, at this time we cannot definitively state or know the nature, timing and costs of the efforts that will be necessary to complete the development of any product candidate.

Until such time, if ever, as we can generate substantial revenues from product sales, we expect to finance our cash needs through a combination of public and private equity offerings and debt financings, including registered public offerings similar to the HCW Offering completed in January 2025, warrant exercise inducement transactions similar to those completed in late January 2025 and early August 2025, the public offering of ordinary shares pursuant to a potential ongoing, at-the-market offering (an “ATM”), the private placement of ordinary shares pursuant to the ELOC Agreement, strategic alliances, collaborations, and marketing, distribution, or licensing arrangements. However, adequate additional financing may not be available to us on acceptable terms, or at all, and the availability of such financing may be impacted by the economic climate and market conditions.

Reliance on public offerings, warrant exercise inducement transactions, an ATM, the ELOC or other similar types of equity financing as a source of ongoing funding for our operations could involve significant issuances of ordinary shares by us that could cause the following impacts (among others):

•	significant dilution to the equity interests of our current shareholders;

•
 a deemed change of control of our company due to the issuance of a substantial number of ordinary shares, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in a change in the officers and directors of our company relative to our current officers and directors, to the extent any shareholders build up significant beneficial ownership from ordinary shares issued pursuant to public offerings, warrant exercises or the ELOC;

•	delaying or preventing a change of control of our company by diluting the share ownership or voting rights of a person seeking to obtain control; and

•	an adverse effect on prevailing market prices for our ordinary shares or warrants.

Critical Accounting Policies and Estimates

For a description of our significant accounting policies, see Note 2 to our consolidated financial statements for the year ended December 31, 2024 included in the 2024 Annual Report and Note 2 to our unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2025 included in this quarterly report

The preparation of our unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2025 and our consolidated financial statements for the year ended December 31, 2024 in conformity with U.S. GAAP required our management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2025 and consolidated financial statements for the year ended December 31, 2024, and in related footnotes. Actual results may differ from these estimates. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances.

Of our policies, the following are considered critical to an understanding of our unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2025 and consolidated financial statements for the year ended December 31, 2024, as they require the application of subjective and complex judgment, involving critical accounting estimates and assumptions impacting our unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2025 and consolidated financial statements for the year ended December 31, 2024.

The critical accounting estimates relate to the following:

Valuation of Promissory Notes

As part of the Business Combination, we issued to the Moringa sponsor, as well as EarlyBird, promissory notes, which we irrevocably designated to be measured at fair value. The fair value of those promissory notes is measured using a discount rate based on a B rated US dollar zero-coupon discount curve, plus a credit spread of 7.56%. The discount rate was determined with reference to benchmark interest rates of secured loans reported by venture capitals, which were then used to extract our entity-specific credit spread. Since those notes are not senior secured, one notch downgrade was applied. The expected timing of conversion or redemption of the notes was determined using our management’s forecasts.

Recent Accounting Pronouncements

See Note 2 on page F-75 to our financial statements for the year ended December 31, 2024 included in the 2024 Annual Report and Note 2(f) of these quarterly financial statements for a description of recent accounting pronouncements applicable to our financial statements for the three-month and six-month periods ended June 30, 2025 and the year ended December 31, 2024.

Smaller Reporting Company Status

We are a “smaller reporting company,” meaning that the market value of our ordinary shares held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We will continue to be a smaller reporting company if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. As a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements and we have reduced disclosure obligations regarding executive compensation.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of ordinary shares that are held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1.0 billion in non-convertible debt in the prior three-year, or (iv) December 31, 2029. We expect to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a “smaller reporting company” as defined under paragraph (f) of Item 10 of Regulation S-K promulgated by the SEC and are exempt from the disclosures under this Item 3 of Part I of Form 10-Q. We note that our funds are invested in demand-deposit interest-bearing bank accounts. The interest accruing in those accounts is subject to fluctuation based on market changes in interest rates. We do not believe that any fluctuation in market interest rates will materially impact the value of those funds in those accounts.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management evaluated, with the participation of our chief executive officer and chief financial officer, whom we refer to as our Certifying Officers, the effectiveness of our disclosure controls and procedures as of June 30, 2025, pursuant to Rule 13a-15(b) or Rule 15d-15(b) under the Exchange Act.

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2025.

Changes in Internal Control Over Financial Reporting

During the fiscal quarter ended June 30, 2025, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

None.

ITEM 1A. RISK FACTORS.

Factors that could cause our actual results to differ materially from our expectations, as described in this Quarterly Report, include the risk factors described in “Part I, Item 1.A Risk Factors” section of the 2024 Annual Report. As of the date of this Quarterly Report, there have been no material changes to those risk factors.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

(a) Recent Sales of Unregistered Securities

Reference is made to the disclosures set forth in “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources,” under the sub-headings “Induced Warrant Exercise Transactions” and “Settlement of Amounts Due Under Marketing Agreement with EarlyBird”, regarding the issuance and sale by the Company of certain unregistered securities, which are incorporated herein by reference in this Part II, Item 2. All such unregistered securities sales were made in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act.

(b) Use of Proceeds from Initial Registered Offering

The Company’s initial registration statement that became effective under the Securities Act was its registration statement on Form S-4 (SEC File Number 333-279281), which was declared effective by the SEC on July 16, 2024. That registration statement was in respect of the Business Combination, which met the definition of a business combination under Rule 145(a) of the Securities Act. Accordingly, under paragraph (d)(1) of Rule 463 of the Securities Act, no disclosure is required with respect to any use of proceeds of any offering proceeds (if any) related to that registration statement.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS.

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

No.	Description of Exhibit
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILEXION THERAPEUTICS CORP

Date: August 12, 2025	/s/ Ilan Hadar
	Name:	Ilan Hadar
	Title:	Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: August 12, 2025	/s/ Mirit Horenshtein-Hadar
	Name:	Mirit Horenshtein-Hadar
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)